Acamar Partners Acquisition Corp.

1450 Brickell Avenue, Suite 2130

Miami, Florida 33131

December 28, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech, Jacqueline Kaufman

Re:	Acamar Partners Acquisition Corp.
Registration Statement on Form S-4
File No.: 333-249723

Ladies and Gentlemen:

Acamar Partners Acquisition Corp., a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 of the Company be accelerated so that the Registration Statement may become effective at 11:00 a.m. New York time on December 30, 2020, or as soon as possible thereafter.

If you have any questions regarding this request for acceleration of effectiveness, please contact Jaime Mercado, of Simpson Thacher & Bartlett LLP, at (212) 455-3066 or (646) 509-6669.

[Remainder of page intentionally left blank; signature page follows.]

Very truly yours,

ACAMAR PARTNERS ACQUISITION CORP.

By: /s/ Luis Ignacio Solorzano Aizpuru
Name: Luis Ignacio Solorzano Aizpuru

[Signature Page to Acceleration Request Letter]